[Letterhead of Sullivan & Cromwell LLP]

May 30, 2014

CONFIDENTIAL TREATMENT REQUESTED

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	J. Nolan McWilliams Attorney-Advisor

Re:	Fiat Investments N.V. Draft Registration Statement on Form F-4 Submitted April 15, 2014

Dear Mr. McWilliams:

On behalf of our client, Fiat Investments N.V. (the “Registrant”), we are writing to respond to the letter, dated May 12, 2014, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced confidential draft registration statement on Form F-4 (the “Draft Registration Statement”) submitted to the Staff of the Commission on April 15, 2014 for confidential review. We are including with this letter an amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) which shows the changes the Registrant proposes to make in response to the Staff’s comments. We are also providing courtesy hard copies of the Amended Draft Registration Statement, including a version of the Amended Draft Registration Statement marked to reflect changes to the Draft Registration Statement, and this letter, to you.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Registrant requests that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules on Information and Requests of the Commission, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system. A redacted version, which excludes the confidential information, has been filed electronically on the Commission’s EDGAR system as correspondence.

Securities and Exchange Commission

May 30, 2014

The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the Staff’s comments. As a result of changes to the Draft Registration Statement, some page references in the Amended Draft Registration Statement have changed from those in the Draft Registration Statement as originally submitted. The page references in the Staff’s comments refer to page numbers in the Draft Registration Statement initially filed, while the page numbers in the Registrant’s responses refer to page numbers in the Amended Draft Registration Statement. For your convenience, the Registrant has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Draft Registration Statement.

In response to a number of the comments, the Registrant has agreed to change or supplement the disclosures in the Draft Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its initial filing was deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Draft Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Registrant has also indicated in a number of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant.

General

1.	Please provide us with copies of any written materials prepared by management or the advisors and reviewed by the board in connection with its vote to approve the transaction.

Response:

In response to the Staff’s comment, the Registrant has supplementally provided a copy of the Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat S.p.A (“Fiat”) dated January 29, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Prospectus Cover Page

2.	Please clarify in your prospectus whether Fiat may vote its shares at the general meeting, and, if so, disclose whether Fiat has expressed an intention with respect to how it will vote such shares.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on the Cover Page of the prospectus included in the Amended Draft Registration Statement.

Questions and Answers About the Merger, page iii

3.	Please disclose here that Exor, which as of March 31, 2014 holds 30.5% of Fiat’s share capital, has expressed its intention to elect to receive special voting shares. In addition, please disclose the effect such participation could have on other shareholders and discuss any interests in the merger that Exor may have that may differ from those of other shareholders.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page v of the Amended Draft Registration Statement. Other than the possible impact of different elections with respect to the loyalty voting structure as disclosed in the prospectus, the Registrant does not believe that Exor has any interest in the transaction that differs from those of other shareholders.

4.	Please clarify in this section that the merger is not expected to result in any significant operational cost savings or synergies. Refer to the last risk factor on page 25.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page iii of the Amended Draft Registration Statement.

5.	Please include a question and answer that addresses whether a shareholder may change its voting instructions after appointing Computershare Italy as proxy and providing voting instructions for all or some of the motions.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page x of the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Q: If the Merger is completed, will my FCA common shares be listed for trading?, page v

6.	Please disclose, if true, that the NYSE will be the primary listing for the FCA common shares and the MTA will be the secondary listing. Please also include a brief discussion of the expected costs and benefits to investors of cross-listing your shares in this manner.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page v of the Amended Draft Registration Statement.

Q: Does the Fiat Board of Directors recommend the approval of the Merger?, page vi

7.	Please disclose, if true, that the Fiat Board of Directors did not seek a fairness opinion from a financial advisor in connection with its determination that the merger, the merger plan and the transactions contemplated by the merger plan, are fair to Fiat shareholders.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page vi of the Amended Draft Registration Statement.

Market and Industry Information, page xiii

8.	We note that you have relied on reports and publications from third-party sources for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response:

The data included in the tables on pages 92-100 of the Amended Draft Registration Statement are based on management’s estimates of industry sales, which in turn are based on several outside sources, including reports and publications from IHS Global Insight, Ward’s Automotive, R.L. Polk Data, Urban Science and Experian,

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

National Organization of Automotive Vehicles Distribution of Automotive Producers and National Automobile Manufacturing Association. In response to the Staff’s request, the Registrant is supplementally providing the Staff with the relevant portions of data attributable to third-party sources on which it relied in formulating its estimates included in the Draft Registration Statement. The Registrant did not commission any of the studies or reports mentioned in the Draft Registration Statement and none of those studies or reports were prepared in connection with the Draft Registration Statement. Accordingly, no consent pursuant to Rule 436 under the Securities Act of 1933, as amended (the “Securities Act”), is required. In addition, the Registrant respectfully advises the Staff that the information contained in the studies and reports mentioned in the Draft Registration Statement is publicly available for free or on a subscription fee basis and is widely utilized by industry participants.

Summary, page 1

Fiat Group, page 1

9.	Please disclose Fiat’s level of indebtedness in the second to last paragraph of this section.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 1 of the Amended Draft Registration Statement to include Fiat’s level of indebtedness. The Registrant has also revised the disclosure in the introduction to “The Fiat Group” on page 82 of the Amended Draft Registration Statement and the introduction to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Fiat Group” on page 123 of the Amended Draft Registration Statement to include Fiat’s level of indebtedness.

Risk Factors, page 7

10.	Please remove the reference to “other risks and uncertainties not currently known to [you] or believed to material” in the last sentence of the introductory paragraph to your risk factors section on page 7. Your risk factors should address all known material risks and should not reference unknown or immaterial risks.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 9 of the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Our profitability depends on reaching certain minimum vehicle sales volumes, page 7

11.	So that investors can better assess the risks described here, please include a quantitative illustration of the impact a significant reduction in sales volume would have on your business. In addition, to the extent that changes in the relative mix in sales of small cars compared to trucks and SUVs could materially affect your business, please address this here. We note in this regard your disclosure on pages 119-120 and 135 of MD&A.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 9 of the Amended Draft Registration Statement to include a quantitative illustration of the impact of a significant reduction in sales volumes on the Group’s profitability. However, the Registrant respectfully submits that inclusion of any quantitative illustration of the changes in relative mix of sales of small cars compared to trucks and SUVs, on a Group-wide level, would not provide meaningful disclosure to investors and would likely lead to confusion, as the relative profitability of these vehicles differs by region as discussed more thoroughly in the Registrant’s response to comment number 41 below.

Our businesses are affected by global financial markets, page 7

12.	Given your significant operations in Europe, please include in this risk factor specific quantitative disclosure of the prolonged decline in European auto sales, industry-wide overcapacity, and your decrease in market share and your recent losses this segment. We note in this regard your disclosure in the second paragraph on page 30 and in MD&A.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 9-10 of the Amended Draft Registration Statement.

Our ability to achieve cost reductions and to realize production efficiencies, page 12

13.	Please briefly describe “World Class Manufacturing” so that investors can understand the significance of your implementation of such principles.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 15 of the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Product recall and warranty obligations may result in direct costs, page 13

14.	Please describe the risks in the event you are found in non-compliance with the notice provisions of the Transportation Recall Enhancement, Accountability, and Documentation Act (TREAD) Act. We note, in this regard, your disclosure on page 111.

Response:

The Group remains steadfastly committed to ensuring its compliance with the TREAD Act and other vehicle safety laws and undertakes extensive recordkeeping and disclosure processes to provide for compliance with the reporting provisions of the TREAD Act. However, the Registrant respectfully submits that the penalties in the event it is found in non-compliance with the reporting provisions of the TREAD Act are not reasonably expected to have, individually or in the aggregate, a material impact on the Group’s financial condition or results of operations.

Our success largely depends on the ability of our current management team, page 15

15.	We note recent statements by Mr. Marchionne regarding how long he intends to remain at Fiat. To the extent material, please include a discussion of the risks related to Mr. Marchionne’s eventual departure and any related uncertainties regarding succession plans.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 18 of the Amended Draft Registration Statement.

Developments in emerging market countries may adversely affect our business, page 15

16.	Please describe in a separate risk factor the risks attendant to your reliance on joint ventures in your foreign operations, particularly in your Asia Pacific operations.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 18 of the Amended Draft Registration Statement.

The Merger, page 30

Background to the Merger, page 30

17.	Please revise the second paragraph on page 31 to briefly summarize the various proposals that were considered but not pursued. Please also discuss what role, if any, Exor played in the decision to adopt a loyalty voting structure.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 34 of the Amended Draft Registration Statement. The Registrant respectfully advises the Staff that Exor has not played any role in the decision to adopt a loyalty voting structure, which will be a decision made by the Board of Directors of Fiat. Although certain members of the Board of Exor S.p.A. are also directors of Fiat, Exor has not separately participated in any decision as to the structure of the proposed merger.

Reasons for the Merger, page 31

18.	Please clarify what you mean by your disclosure on page 31 that the Netherlands is a “neutral jurisdiction.”

Response:

The Registrant respectfully advises the Staff that by “neutral jurisdiction” it means a jurisdiction that is not identified with either of the historical jurisdictions of the largest businesses operated by the Group and provides a governance regime that is expected to be attractive to investors in multinational enterprises. In response to the Staff’s comment, the Registrant has revised the disclosure on page 34 of the Amended Draft Registration Statement.

19.	Please disclose any negative consequences of the merger that management considered prior to approving the merger. In addition, please include a summary of such potential negative consequences in the Questions and Answers section of your prospectus.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages vii and 35 of the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Tax Consequences, page 34

20.	Please remove references throughout the tax consequences section that characterize the discussion as a “summary” or as a “general guide.” These references are inconsistent with a discussion of all material tax consequences and inappropriately disclaim reliance on counsel’s opinion. For guidance, refer to section III.D.1 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages viii, 8, 37, 45, 46, 50, 55 and 59 of the Amended Draft Registration Statement.

Material Netherlands Tax Consequences, page 42

21.	To the extent this discussion is the opinion of Dutch tax counsel, please revise your disclosure to make that clear.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 45 of the Amended Draft Registration Statement.

The Merger Plan, page 63

Merger Consideration, page 63

22.	Please discuss the FCA special voting shares as part of the merger consideration or tell us why such disclosure is not necessary or appropriate in this section.

Response:

The Registrant respectfully submits that the special voting shares do not form a part of the merger consideration and therefore such disclosure is not necessary or appropriate in this section. As part of the Merger, the merger consideration is the right of each holder of Fiat ordinary shares to receive one (1) common share of FCA in exchange for each one (1) ordinary share of Fiat it holds. Under Italian law, each Fiat shareholder is entitled to exercise cash exit rights in lieu of receiving this merger consideration. The special voting shares are not themselves merger consideration, but rather form a part of the loyalty voting structure of the Registrant provided for by its Articles of Association and will be

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

received by those shareholders who have elected to participate only after the completion of the Merger. Immediately after the Merger, pursuant to the Articles of Association of the Registrant, electing shareholders will receive, with respect to all or part of the FCA common shares received pursuant to the Merger, one (1) FCA special voting share for each one (1) FCA common shares, provided they meet the conditions described in the Amended Draft Registration Statement. Therefore, it would be inappropriate to describe the special voting shares as merger consideration in the Amended Draft Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 71

23.	We note your disclosure in the introductory section that the Unaudited Pro Forma Condensed Consolidated Financial Information at and for the year ended December 31, 2013 gives effect to two transactions: (1) the acquisition of the remaining 41.5% ownership interest in Chrysler from the VEBA Trust; and (2) the Chrysler Refinancing. Please tell us why the pro forma financial statements do not include the January 21, 2014 agreement with the UAW in which Chrysler agreed to make payments to the VEBA Trust totaling U.S. $700 million to be paid in four equal annual installments. Given that this transaction occurred on the same date as the closing of the acquisition of the 41.5% ownership interest of Chrysler, we believe that it should also be reflected in your pro forma financial statements since it appears to be directly attributable to that transaction pursuant to the guidance in Rule 11-02(b)(6) of Regulation S-X. Please advise or revise accordingly.

Response:

The Registrant respectfully notes that it has removed the unaudited pro forma statement of financial position, given that the transactions for which the historical consolidated statement of financial position was adjusted, have been fully reflected in the interim consolidated statement of financial position at March 31, 2014 included elsewhere in the Amended Draft Registration Statement.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 75 to 79 of the Amended Draft Registration Statement to give effect to the MOU in the Unaudited Pro Forma Condensed Consolidated Financial Information for the year ended December 31, 2013 and the three months ended March 31, 2014. The Registrant respectfully submits that the expense recognized in connection with the MOU has been eliminated from the Unaudited Pro Forma Condensed Consolidated Income Statement for the three months ended March 31, 2014 as the full expense was already recognized in the interim consolidated income statement for the three months ended March 31, 2014 and is therefore not expected to have a continuing accounting impact.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

24.	We note your disclosure that the historical consolidated statement of financial position and the historical consolidated income statement have been adjusted in the Unaudited Pro Forma Condensed Consolidated Financial Information to give effect to pro forma events that are (1) directly attributable to the VEBA Transaction and Chrysler Refinancing (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results. Please note that in accordance with Rule 11-02(b)(6) of Regulation S-X, pro forma adjustments to the income statement should give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. However pro forma adjustments to the balance sheet should give effect to events that are directly attributable to the transaction and factually supportable, regardless of whether they have a continuing impact or are nonrecurring. Please revise your disclosure on page 71 and your pro forma balance sheet accordingly.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 75 to 79 of the Amended Draft Registration Statement. In addition, the Registrant has removed the unaudited pro forma statement of financial position, given that the transactions for which the historical consolidated statement of financial position was adjusted were completed in the first quarter of 2014 and have now been fully reflected in the interim consolidated statement of financial position at March 31, 2014 included elsewhere in the Amended Draft Registration Statement.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position at December 31, 2013, page 72

Footnote (1), page 72

25.	We note that this adjustment relates to the recognition of the incremental net deferred tax asset as a result of the acquisition of the remaining approximately 41.5% percent ownership in Chrysler. Please clearly disclose how you calculated or determined the amount of the adjustment. Your revised disclosure should include the assumed tax rate and any other applicable assumptions used to calculate the pro forma adjustment.

Response:

The Registrant has removed the unaudited pro forma statement of financial position, given that the transactions for which the historical consolidated statement of financial position were adjusted were completed in the first quarter of 2014 and have now been fully reflected in the interim consolidated statement of financial position at March 31, 2014 included elsewhere in the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Footnote (2), page 72

26.	We note that in regards to a special distribution paid by Chrysler to its members on January 21, 2014 of €1,378 million or U.S. $1,900 million, you indicate that FNA’s portion of the special distribution was assigned to the VEBA Trust as part of the purchase consideration. Please explain to us in further detail what this means and how it affected your accounting for the payment of the special distribution. As part of your response and your revised disclosure, please clarify whether the entire amount of €1,378 million paid by Chrysler related entirely to amounts payable to Fiat or if it included amounts that were also payable to the VEBA Trust. If it included dividends payable to the VEBA Trust, please explain why the full payment of €2,647 is being used to calculate the pro forma adjustment to equity of the non-controlling interest.

Response:

The Registrant has removed the unaudited pro forma statement of financial position at December 31, 2013, given that the transactions for which the historical consolidated statement of financial position were adjusted were completed in the first quarter of 2014 and have now been fully reflected in the interim consolidated statement of financial position at March 31, 2014 included elsewhere in the Amended Draft Registration Statement.

The special distribution by Chrysler was requested by the members in order to fund a portion of the transaction under the Equity Purchase Agreement between FNA and the VEBA Trust under which FNA acquired the VEBA Trust’s remaining membership interests in Chrysler.

In accordance with Chrysler’s operating agreement, the special distributions were required to be made on a pro-rata basis to all members based on their respective ownership interests, which reflected the legal ownership in effect immediately prior to the transaction. Because FNA had agreed to pay over to the VEBA Trust its portion of the special distribution, it directed that this portion, accounting for approximately 58.5 percent of the total distribution, be paid to the VEBA Trust as a portion of the funding for the transaction.

The Equity Purchase Agreement was completed concurrently with the execution and delivery of the MOU between Chrysler and the UAW. As discussed in the Registrant’s response to comment 77, the equity purchase agreement and the MOU were accounted for as a single commercial transaction with multiple elements as the agreements were executed concurrently among related parties. Please refer to the Registrant’s response to comment 77 for a discussion of the Group’s accounting for the transaction and the disclosures in the Group’s Consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Footnote (5), page 72

27.	We note that the details of the new financing transactions incurred as part of the Chrysler Refinancing are disclosed in U.S. Dollars. Please revise to disclose the amount of debt incurred in Euros for each type of debt security, since the Euro is your reporting currency. Note 36 to your audited financial statements should be similarly revised.

Response:

The Registrant has removed the unaudited pro forma statement of financial position, given that the transactions for which the historical consolidated statement of financial position were adjusted were completed in the first quarter of 2014 and have now been fully reflected in the interim consolidated statement of financial position at March 31, 2014 included elsewhere in the Amended Draft Registration Statement. In response to the Staff’s comment, the Registrant has revised the disclosure on pages 77, 184 and F-178 of the Amended Draft Registration Statement.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2013, page 73

Footnote (1), page 73

28.	Please disclose the income tax rate used to calculate the tax effect of this adjustment.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 77, 78 and 79 of the Amended Draft Registration Statement.

Footnote (2), page 73

29.	We note that this adjustment reflects the elimination of Chrysler’s profit attributable to non-controlling interest of €992 million. Please revise to explain how you determined or calculated this amount.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 77 of the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Footnote (3), page 73

30.	We note your disclosure that this adjustment to interest expense assumes that if the Secured Senior notes due 2019 and the Secured Senior Notes due 2021 had been issued and the New Senior Credit Facilities had been entered into on January 1, 2013, you would have recognized an additional €203 million of interest expense during 2013. Please disclose the interest rates and the amount of each type of debt that was used in the calculation of this interest expense amount. Also, given that the interest expense is presented in Euros, your disclosure of the amount of debt incurred should also be provided in Euros.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 77 and 78 of the Amended Draft Registration Statement.

31.	Please explain in footnote (3) how you calculated or determined the €326 million of interest expense that was recognized by Fiat Group on the VEBA Trust Note that will be eliminated as a result of its repayment.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 78 of the Amended Draft Registration Statement.

Overview of Our Business, page 80

Mass-Market Vehicles, page 82

Mass-Market Vehicle Brands, page 82

32.	Please remove the word “iconic” from the last bullet point on page 82. In addition, please revise the second to the last sentence in the last bullet point on page 83 to state as a belief.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 88 and 89 of the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

33.	Please clarify what you mean by “aggressive and functional exteriors,” and “performance interiors” on page 83.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 89 of the Amended Draft Registration Statement to remove the detailed description of the SRT vehicle performance designation.

Vehicle Sales Overview, page 86

APAC Vehicles Sales, Competition and Distribution, page 91

34.	Please revise the first paragraph after the table on page 91 to disclose the industry sales in China, India, Japan, Australia, and South Korea in 2010, 2011, and 2012, respectively. Similarly, please disclose the industry volume of passenger cars sold in China and in India in 2010, 2011, and 2012, respectively.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 97 of the Amended Draft Registration Statement.

Components Segment, page 96

35.	Please characterize as a belief the last sentence in the second to last paragraph on page 96 and clarify what you mean by “affordable” and tell us the basis for your belief that your products are affordable.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 103 of the Amended Draft Registration Statement. The Registrant believes that Magneti Marelli’s products are affordable because its prices are competitive and comparable to the best prices available on the market. The component market is characterized by a high level of competition, and new business is awarded by OEMs after a bid process where price is a key item, among other elements, driving the supplier selection. Consequently, the capability to provide key technology at an affordable price is a precondition to being successful in the components market.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Supply of Raw Materials, Parts and Components, page 102

36.	Please clarify how you have established “closer ties” with your suppliers in recent years. In addition, please provide quantitative information regarding the “significantly reduced number of suppliers.”

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 109 of the Amended Draft Registration Statement. The Group sought to reduce the number of its suppliers in order to foster stronger relationships with a small number of key suppliers in an effort to avoid supplier disruption similar to that experienced during and following the financial crisis. In order to verify that it had made progress in meeting such objectives, the Group analyzed its supplier relationships for the period from 2010 to 2014 and determined that the number of suppliers has decreased within its Global Purchasing. As the number of suppliers has decreased, the Group has relied more heavily on the smaller number of suppliers with which it maintains a relationship and, on average, has increased the volume of its purchases from these suppliers. The Group therefore believes it has established closer ties with its existing suppliers.

Employees, page 103

37.	We note your disclosure on page 104 that “you have been unable to call a meeting of the EWC in accordance with established procedures.” Please tell us whether there are any material risks because of such failure, and, if so, please disclose in the appropriate places in your prospectus.

Response:

The Registrant respectfully advises the Staff that it does not believe there are any material risks arising from the inability to call a meeting of the EWC. In response to the Staff’s comment, the Registrant has revised the disclosure on page 110 of the Amended Draft Registration Statement.

Property, Plant and Equipment, page 105

38.	We note that substantially all of the property, plant and equipment of Chrysler Group LLC and its U.S. subsidiary guarantors are unconditionally pledged as security under its senior credit facilities. Please consider adding a risk factor regarding such security interests held by third parties or tell us why such a risk factor is not necessary.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 27 of the Amended Draft Registration Statement.

Environmental and Other Regulatory Matters, page 106

Automotive Fuel Economy and Greenhouse Gas Emissions, page 109

LATAM Region, page 110

39.	Please clarify whether you participate in Brazil’s voluntary national program for the evaluation and labeling of light passenger and commercial vehicles equipped with internal combustion gasoline engines.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 117 of the Amended Draft Registration Statement to make clear the Group’s involvement in Brazil’s voluntary national program for the evaluation and labeling of light passenger and commercial vehicles equipped with internal combustion gasoline engines.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Fiat Group, page 117

40.	In light of your disclosure on page 82 that you intend to continue to increase your vehicle sales by building the value of your mass-market brands, in particular by ensuring that each of your brands has a clear identity and market focus, please revise MD&A to disclose your vehicle sales by brand. These supplemental tables would facilitate analysis of sales trends and show the historic contribution of the brands that have been discontinued or sold.

Response:

The Registrant respectfully advises the Staff that none of the Group, Chrysler, Old Carco or any of their respective predecessors has discontinued or sold any brands since the discontinuation of the Plymouth and Eagle brands in 2001. In addition, the Registrant believes that its disclosure of the Group’s vehicle sales by mass market segment organized by region, which are presented in tabular format on pages 91 to 100 of the Amended Draft Registration Statement, combined with the qualitative description of the types of vehicles and brands sold in each of these regions, provides the reader with sufficient information with which to analyze sales trends and historic contributions of the Group’s vehicles.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

The Registrant respectfully submits that additional information could cause confusion for a number of reasons including that, as discussed on page 90 of the Amended Draft Registration Statement, the Group increasingly relies on shared vehicle platforms across mass-market vehicle brands and, in several instances, has rebadged certain vehicles sold in one market under a different brand name in another market. For instance, the Group sells a version of the Dodge Journey, which is manufactured in NAFTA, as the Fiat Freemont in Italy and other markets. Similarly, the Chrysler 300 sedan is rebadged as the Lancia Thema in Italy. Further, the Group builds a number of vehicles for different markets under different brands using the Compact U.S. Wide platform, which was jointly developed by Fiat and Chrysler and is used in the all-new 2015 Chrysler 200, the Alfa Romeo Guilietta, the Dodge Dart, the Fiat Viaggio and the Jeep Cherokee. This use of rebadging and common vehicle platforms allows the Group to efficiently meet production demands required to increase shipments—which drive revenue—while the Group’s brands are critical to driving retail sales, which are related to, but not directly correlated to, its recognition of revenue. Therefore, disclosure of vehicle sales by brand in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Fiat Group” would likely cause a reader to misunderstand the relationship between the Group’s brands and its results of operations.

Trends, Uncertainties and Opportunities, page 118

Vehicle Profitability, page 120

41.	We note your disclosure that in some regions, such as the NAFTA segment, your larger vehicles such as your minivans, larger utility vehicles and pick-up trucks are more profitable than other vehicles. Please disclose the percentage of which these larger vehicles in the NAFTA segment contribute to your total sales or profitability. In addition, in light of the disclosure that these vehicles have lower fuel economy and consumer preferences tend to shift away from larger vehicles in periods of rising fuel prices, please consider presenting a corresponding sensitivity analysis illustrating the potential impact that a shift in consumer preferences could have on your results of operations. Also, given that you sell passenger cars, which it appears can be divided into smaller groups such as subcompact, compacts, mid-size, and full-size, light trucks and light commercial vehicles, please discuss the relative profitability of your different classes of vehicles in segments other than the NAFTA segment, such as EMEA and LATAM. In this regard, we note that your discussions of the results of operations of the LATAM, APAC and EMEA segments indicate that revenues and trading profit were affected in 2013 in part by vehicle mix.

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

Securities and Exchange Commission

May 30, 2014

Response:

The Registrant notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 127-128 of the Amended Draft Registration Statement to include additional information regarding the relative mix of vehicle sales in the NAFTA segment, where vehicle profitability has historically tended to vary based on vehicle size. However, the Registrant respectfully advises the Staff that further disclosure, particularly on a Group-wide basis would not be meaningful for investors because vehicle size is only one characteristic that affects vehicle profitability worldwide. As the Registrant stated in the Draft Registration Statement, “Our results of operations depend on the profitability of the vehicles we sell, which varies based upon vehicle size, content of those vehicles, brand positioning and the customer base purchasing our vehicles. Further, vehicles equipped with additional options are generally more profitable for us. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles. Our vehicles sold under certain brand and model names, for instance, are more profitable given the strong brand recognition of those vehicles tied in many cases to a long history.” In the NAFTA segment, vehicle profitability has historically correlated strongly to vehicle size, although vehicle content and brand positioning are increasingly affecting vehicle profitability and changes in mix towards higher content vehicles.

In the rest of the world, though, and increasingly in the NAFTA segment, vehicle mix varies by vehicle content and brand positioning, as most vehicles sold in the EMEA segment and LATAM segment, for instance, consist of passenger cars, the profitability of which is driven by consumer impressions of those vehicles. In particular, in those segments, vehicles that are newer models, such as the Group’s Fiat 500 family of vehicles, tend to be more profitable than older model vehicles, as they incorporate more sophisticated technologies and more modern styling sought by consumers and, accordingly, meet the demands of retail customers willing to pay higher prices. Therefore, as the Group is able to attract customers to these newer models, this change in vehicle mix improves profitability. In order to clarify how this vehicle mix impacts profitability in each region, the Registrant has revised the disclosure on pages 127-128 of the Amended Draft Registration Statement.

Critical Accounting Estimates, page 122

Recoverability of non-current assets with definite useful lives, page 125

42.

We note from your disclosure within the table of impairment charges at the top of page 126 that you recognized €151 million and €55 million of impairment charges related to development costs, and property, plant and equipment, respectively, for the EMEA segment during the year ended December 31, 2013. In light of the

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May 30, 2014

disclosure on page 126 indicating that in 2013, the recoverable amount of the EMEA segment was higher than the corresponding carrying amount, please explain to us, and revise to provide more details of how you determined the amount of the impairment charges recognized for these assets.

Response:

The Registrant respectfully advises the Staff that the €151 million and €55 million impairments related to developments costs and property, plant and equipment, respectively, for the EMEA region in 2013 arose primarily from the write-downs and impairment testing of specific assets and cash-generating units in the EMEA segment as described on page 133 of the Amended Draft Registration Statement.

The impairments identified above occurred in connection with a new product strategy in response to the continued crisis in the European car industry, which included leveraging its historical premium brand heritage (Alfa Romeo and Maserati), re-aligning the Group’s product portfolio and repositioning the business for the future. The majority of the impairments resulted from the specific asset testing for EMEA related new Alfa Romeo and Fiat products.

As a result of the new product strategy, the operations to which specific capitalized development costs belonged were redesigned. For example, certain models that were in development and for which development costs had been capitalized were switched to new platforms which were considered more technologically appropriate. As no future economic benefits were expected from these specific capitalized development costs, they were derecognized in accordance with IAS 38 paragraph 112(b) and characterized as an impairment. Capitalized development costs relating to the EMEA segment were impaired by approximately €90 million as a result.

Also as a result of the new product strategy, certain models were identified for reduced production going forward. The cash-generating units (comprising tangible assets and capitalized development costs) related to such models were tested for impairment by comparing the carrying amount of the assets allocated to the cash-generating unit (“CGU”) to its value in use. In assessing the value in use, the pre-tax estimated future cash flows were discounted to their present value using a pre-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU. In testing these CGUs, cash flows for the remaining useful life of the related product were discounted using a pre-tax weighted average cost of capital of 12.2 percent. Total impairments of approximately €116 million relating to EMEA were recorded as a result of this testing.

The Registrant respectfully notes that the test described on page 134 of the Amended Draft Registration Statement was performed as an additional second-level check to test the recoverable amount of the EMEA segment as a whole, rather than the individual assets or cash-generating units where impairment indicators had been identified. The result of this second-level check demonstrated that recoverable amount of the EMEA segment as a whole was higher than its carrying amount.

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Securities and Exchange Commission

May 30, 2014

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 133 and F-74 of the Amended Draft Registration Statement.

Results of Operations, page 133

43.	We note that as disclosed on page 118, your discussion of the results of operations for 2012 compared to 2011 includes a discussion of changes in your results excluding for both periods the contribution of Chrysler’s results. Given that Chrysler represents a significant portion of certain income statement line items in both 2012 and 2011, we believe that your discussion should also include the nature of any changes that occurred with respect to Chrysler’s results of operations from 2011 to 2012. For example, you disclose on page 136 that net of intercompany cost of sales, Chrysler contributed €41.5 billion and €19 billion to cost of sales in 2012 and 2011; however, your discussion only addresses the reasons for the change in cost of sales excluding Chrysler, and does not address any significant events that may have resulted in changes to Chrysler’s cost of sales during this period. Please revise accordingly, both within your consolidated results of operations section and within each applicable segment, to ensure that you adequately discuss and analyze any significant changes within your income statement line item amounts during these time periods that relate directly to Chrysler.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure throughout the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Fiat Group—Results of Operations” in the Amended Draft Registration Statement to include a discussion of results of operations attributable to Chrysler for the full year ended December 31, 2012 against the seven months ended December 31, 2011. Given the difference in duration of period, where meaningful, the results attributable have been discussed as a percentage of net revenues attributable to Chrysler.

Recent Developments, page 158

Venezuela, page 159

44.

We note from the disclosure on page 159 that based on recent developments related to the foreign exchange process in Venezuela, you have changed the exchange rate used to remeasure your Venezuelan subsidiary’s financial statements in U.S. dollars.

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Securities and Exchange Commission

May 30, 2014

We also note that as of March 31, 2014, you have begun to use the SICAD I rate of 10.7 Venezuelan Bolivar, or VEF, to USD as determined by the periodic auctions for USD under SICAD I and that previously you utilized the official exchange rate of 6.30 VEF to USD. Please explain to us what consideration you gave to using the SICAD II rate in establishing the exchange rate used in your remeasurement of your Venezuelan subsidiaries financial statements during 2014. If you have begun using the SICAD II rate, please explain to us how it will impact your results of operations and financial position in 2014.

Response:

The Registrant respectfully advises the Staff that the Group has not begun to use the SICAD II rate, but is using the SICAD I rate beginning with the first quarter of 2014. In response to the Staff’s comment, the Registrant has revised its disclosure on pages 17, 146, 180-181 and F-178 of the Amended Draft Registration Statement to explain the consideration given to the use of the SICAD II rate. The Group continues to assess the Venezuelan Bolivar to U.S. dollar rate used on an ongoing basis to ensure it remains appropriate.

Liquidity and Capital Resources, page 159

45.	We note from your disclosure on page 161 that the majority of your liquidity is available to your treasury operations in Europe, U.S. and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. You also disclose that cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Please revise to disclose the amounts of cash, if significant, and the applicable foreign country in which the cash is held, for those amounts that may be subject to restrictions on transfer. Also, please expand your disclosure in the notes to your financial statements to include the disclosure requirements set forth in paragraphs 13 and 22(a) of IFRS 12.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 183, F-116 and F-182 of the Amended Draft Registration Statement. The Registrant respectfully submits that transfer restrictions do not have an adverse impact on the Group’s ability to meet its liquidity requirements and therefore additional disclosures in the Draft Registration Statement are unwarranted.

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Securities and Exchange Commission

May 30, 2014

The amount of cash available to the Group’s subsidiaries is considered adequate for local operating needs. On occasion, excess cash will become available in a specific country and that liquidity can be transferred out of the country for the benefit of other subsidiaries. In certain countries, however, due to regulatory restrictions, this transfer is currently not possible or would be difficult or cost-ineffective to realize. The Registrant believes that transfer restrictions do not have an adverse impact on the Group’s ability to meet its liquidity requirements and therefore need not be disclosed in the Amended Draft Registration Statement. The combined amount of cash held in Argentina and Venezuela, the two countries in which certain subsidiaries operate and where cash is subject to strict currency controls and effective restrictions on transfer, totals €0.3 billion at March 31, 2014, and €0.4 billion at December 31, 2013, which is less than 2 percent of the Group’s consolidated cash and cash equivalents at the respective balance sheet dates included in the Amended Draft Registration Statement.

Contractual Obligations, page 174

46.	We note that you have disclosed a table of contractual obligations as of December 31, 2013. In light of the Chrysler Refinancing that took place in January 2014, as well as the additional Fiat debt issuances in early 2014, we believe that it would be useful to investors if you included a pro forma table of contractual obligations which includes these changes to your debt subsequent to December 31, 2013. Please revise accordingly.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 201 and 202 of the Amended Draft Registration Statement.

47.	Please explain to us, and revise to more clearly disclose why the total amount of long-term debt of €26,712 million, as presented on the table of contractual obligations, is not consistent with the amount of total debt of €30,283 presented on the fact of the statement of financial position and disclosed in Note 27.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 201 and 202 of the Amended Draft Registration Statement, to include a footnote reconciling the disclosure to the financial statements.

Remuneration of the Members of the Board of Directors, page 182

48.	Please provide the information concerning Fiat’s directors and senior management pursuant to Item 6.A of Form 20-F.

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Securities and Exchange Commission

May 30, 2014

Response:

The Registrant respectfully submits that information concerning Fiat’s directors and senior management pursuant to Item 6.A of Form 20-F is not required as Fiat is neither the surviving or acquiring company in the proposed Merger. To comply with the form requirement, the Registrant has provided information concerning the Registrant’s directors and senior management pursuant to Item 6.A of Form 20-F on pages 69-70 of the Amended Draft Registration Statement as required by Item 19 of Form F-4.

Share ownership, page 186

49.	Please disclose the share ownership of each individual listed on page 183 pursuant to Item 6.B of Form 20-F. Refer to Item 6.E of Form 20-F.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 213 of the Amended Draft Registration Statement to clarify that the share ownership table includes a complete list of the relevant individuals who owned Fiat ordinary shares as of a recent date.

Major Shareholders and Related Party Transactions, page 187

50.	With respect to the shareholders that are legal entities in the table on page 187, please disclose the natural person or persons who exercise the sole or shared voting power or dispositive power for the shares listed in the table. In addition, please disclose any significant change in the percentage ownership held by any major shareholders during the past three years.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 214 of the Amended Draft Registration Statement to include additional information regarding Exor. There has not been any significant change in the percentage ownership in Fiat held by Exor during the past three years. The Registrant does not have information regarding the natural person or persons, if any, who exercise the sole or shared voting power or dispositive power for the other shares listed in the table.

51.	Please disclose the number of U.S. holders and the percentage of shares held in the U.S.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 214 of the Amended Draft Registration Statement.

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Securities and Exchange Commission

May 30, 2014

The FCA Shares, Articles of Association and Terms and Conditions of the Special Voting Shares, page 189

Loyalty Voting Structure, page 190

52.	We note from the disclosure on pages 190 through 192, that in connection with the Merger, FCA will issue special voting shares to those shareholders of Fiat who elect to receive such special voting shares upon the closing of the Merger. We further note from the disclosure on pages iv and v, that the special voting shares will grant electing long-term holders of FCA common shares, two votes for each FCA common share held resulting in the holders of these shares receiving additional voting rights. Please revise MD&A and the notes to your financial statements to disclose these special voting rights with respect to FCA’s shares that will exist following the completion of the merger. Refer to the disclosure requirements outlined in paragraph 79(a) of IAS 1.

Response:

The Registrant respectfully submits that it will not issue the special voting shares described on pages iv, v and 217-19 of the Amended Draft Registration Statement to the shareholders of FCA until after the Merger is consummated, which will only occur once the Registration Statement is declared effective, the Merger is approved by Fiat’s shareholders and the Merger is effectuated following satisfaction of the conditions described more fully in the Amended Draft Registration Statement. As a result, the Registrant notes the disclosures in IAS 1.79(a) do not apply to the special voting shares as they do not yet represent a class of Fiat’s share capital and will not be applicable to the Registrant until such time as the Merger is approved and completed.

Repurchase of Shares, page 194

53.	We note your disclosure on page 194 that FCA may purchase shares “acquired under universal title of succession.” Please define the term “universal title of succession” here.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 221 of the Amended Draft Registration Statement.

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Securities and Exchange Commission

May 30, 2014

Enforcement of Civil Liabilities, page 222

54.	Please include a risk factor that addresses the risks addressed in this section, including the risk that it may not be possible for a shareholder to effect service of process within the U.S. upon non-U.S. resident directors or upon FCA and that it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Fiat.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 21 of the Amended Draft Registration Statement.

Audited Financial Statements of Fiat S.p.A.

Consolidated Income Statement, page F-4

55.	We note your presentation of Trading Profit on the face of the Income Statement. We further note your disclosure on page F-10 that Trading Profit represents operating profit before specific items that are considered to hinder comparison of the performance of the business either year-on-year or with your peers. With regards to Trading Profit, we note that although you disclose that this subtotal is similar to operating profit, your subtotal excludes certain items included in other unusual income/expense, such as impairment of assets, certain product warranty costs, and restructuring costs, which we believe are related to operations. Please revise your income statement to include these items, which appear to be related to operations, as components of your Trading Profit subtotal. Alternatively, please explain to us why you believe your current presentation is appropriate. Please also similarly revise your Summary Historical Financial Data on page 4 and Selected Historical Consolidated Financial and Other Data on page 69 and your discussion of this measure included in MD&A. See guidance in paragraph BC56 of IAS 1.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-49 of the Amended Draft Registration Statement.

The Registrant respectfully submits that operating profit is represented by EBIT. EBIT is used to distinguish between the Profit before taxes arising from operating items and those arising from financing activities. Further, as noted in the Registrant’s response to comment 76, EBIT is the primary metric used by the chief operating decision maker to assess the performance of and allocate resources to our operating segments. However, the Group’s management also uses Trading Profit to assess comparison of the performance of the business either year-on-year or with the Group’s peers that report under IFRS, who also typically exclude specific items that are considered to hinder such a comparison.

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Securities and Exchange Commission

May 30, 2014

IAS 1 BC 56 sets out that where an entity elects to disclose the results of operating activities, or a similar line item, it would be inappropriate to exclude items clearly related to operations because they occur irregularly or infrequently or are unusual in amount. Accordingly, as it is EBIT that reflects the results of operating activities, the Registrant believes its presentation on the consolidated income statement is not precluded by IAS 1 BC 56.

Consolidated Statement of Financial Position, page F-6

56.	We note from your disclosure on page F-10 that for the consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by paragraph 60 of IAS 1. Please present your liabilities in order of liquidity if that presentation is reliable and more relevant as indicated in paragraphs 60 and 64 of IAS 1.

Response:

In response to the Staff’s comment, the Registrant has revised the order of the liabilities presented in the Group’s consolidated statement of financial position on pages F-45, F-54, F-56 and F-89 in the Amended Draft Registration Statement to provide the liabilities in order of liquidity in accordance with paragraphs 60 and 64 of IAS 1.

Consolidated Statements of Changes in Equity, page F-8

57.	We note that your statement of changes in equity discloses the effects on equity resulting from the Demerger of CNH effective January 1, 2011. Please revise the notes to the financial statements to disclose in further detail how you accounted for the Demerger, including how you calculated or determined the amounts of the adjustments related to this transaction reflected in the statement of changes in equity.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-84 to F-85 of the Amended Draft Registration Statement.

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Securities and Exchange Commission

May 30, 2014

Notes to the Consolidated Financial Statements

Impact of the retrospective application of IFRS 11 and IAS 19 revised, page F-14

58.	We note the disclosure that the impacts of the adoption of IFRS 11 on amounts originally reported for the year ended December 31, 2013 are set out on page F-14. However, you disclose that the impacts from IAS 19 revised were already reflected in the 2013 Group Annual Report so they are not included in your notes to the financial statements. Please include the disclosures required by paragraph 28 of IAS 8 as they relate to the impacts from IAS 19 on your financial statements for the year ended December 31, 2013, or alternatively, citing relevant authoritative IFRS accounting guidance, explain to us why you do not believe you need to include these disclosures in your 2013 financial statements.

Response:

The Registrant respectfully advises the Staff that IAS 19 revised was applied by the Group retrospectively from January 1, 2013. Due to the additional costs that would have been incurred, the Group did not require its actuaries to maintain two sets of calculations for the year ended December 31, 2013 to apply IAS 19 on both a pre and post revision basis. The Registrant notes that IAS 8.28(f) requires the amount of the adjustment resulting from the adoption of the new standard be disclosed for current and prior periods to the extent practicable. For the following reasons, the Registrant concluded it was not practicable to collect the relevant information and therefore concluded this disclosure was not required:

i.	the inability of the Group’s consolidation system to process two sets of IAS 19 data in parallel;

ii.	the cost incurred and effort that would have been required to engage actuaries to maintain two sets of calculations for each of the Group’s defined benefit plans worldwide, which total over 170; and

iii.	in order to report the additional information, a supplemental reporting package from each of the Group’s relevant worldwide subsidiaries would have been required.

Impairment of assets, page F-22

59.

We note your disclosure on the top of page F-23 indicating that impairment of property plant and equipment and intangible assets arising from transactions that are only incidentally related to the ordinary activities of the Group and that are not

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May 30, 2014

expected to occur frequently, are recognized under “other unusual expenses.” Please explain to us why you believe this presentation is appropriate, and tell us where on the income statement you classify other impairment charges related to tangible and intangible assets that are not considered “only incidentally related” to the ordinary activities of the Group.

Response:

As discussed on page F-62 of the Amended Draft Registration Statement, the Registrant believes that impairment of property, plant and equipment and intangible assets arising from transactions that are only incidentally related to the ordinary activities of the Group and that are not expected to occur frequently, hinder comparability of the Group’s year-on-year financial performance. Impairments of this nature are typically related to situations where the Group has had a change in strategy. An example is in 2011 when certain of the Group’s property, plant and equipment was impaired as a result of an assessment of the effects of a convergence towards the use of a reduced number of common platforms, a process which was accelerated after the Group obtained control of Chrysler. The Registrant respectfully submits that reporting these items as unusual meets both the requirements of paragraphs 85 through 87 of IAS 1 and the principles underlying IAS 1, which include the provision of meaningful and relevant information on the financial performance of the Registrant to users of our consolidated financial statements.

In particular, consistent with the provisions of paragraph 86 of IAS 1, the Registrant believes that the presentation of items that differ in frequency, potential for gain or loss and predictability, in a separate line item on its consolidated income statement provides investors with a more transparent and coherent comparison of the Group’s year-on-year results. As set out on F-47 of the Amended Draft Registration Statement, these items typically arise from infrequent external events, market conditions or a change in strategy, and as set out on F-60 of the Amended Draft Registration Statement, are considered to be only incidentally related to the ordinary activities of the Registrant.

The separate identification of these items (together with appropriate disclosure of the nature and amount of these items) allows users of the Group’s financial statements to take them into appropriate consideration when analyzing the performance of the Group and assists them in understanding the Group’s financial performance year on year. The Registrant notes that these items were reported as components of operating profit, represented by EBIT on the Consolidated income statement, as discussed in the response to comment 55.

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May 30, 2014

The Registrant respectfully advises the Staff that impairments in property plant and equipment and intangibles assets that are not considered unusual are recorded in cost of sales or research and development costs as appropriate.

Financial instruments, page F-23

60.	We note your disclosure that Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities, comprising commercial papers and certificate of deposits that are readily convertible into cash and are subject to an insignificant risk of changes in value. Please provide for us, and revise to disclose more information about the nature of the units in liquidity funds, including any redemption provisions and explain in further detail why you do not believe these items are subject to a material risk with respect to their changes in value. Also, we note from your disclosure on page 161 that total available liquidity includes cash and cash equivalents which are subject to intra-month, foreign exchange and seasonal fluctuations. Please explain to us why the cash equivalents are subject to seasonal fluctuations.

Response:

In response to the Staff’s comment relating to the nature of units in liquidity funds, the Registrant has revised its disclosure on pages F-62 and F-125 of the Amended Draft Registration Statement.

The Registrant respectfully submits that the level of cash and cash equivalents are subject to seasonal fluctuations as different markets have different seasonal trends; for example, certain European markets tend to experience a decrease in vehicle sales and shipments in the months of June, July and August, while North American vehicle sales and shipments tend to decrease towards the end of the calendar year. In these periods of decreased sales or shipments, cash receipts decrease, and as a result, impact cash levels on a seasonal basis. It is the level of cash, rather than its value, that is impacted by seasonal fluctuations.

Non-controlling interests, page F-41

61.	We note your disclosure on page F-43 that Fiat SpA is subject to a put contract with Renault relating to its original non-controlling investment of 33.5% in Teksid, now 15.21%. In particular, Renault has the right to exercise a sale option to Fiat on its interest in Teksid. Please explain to us and in the notes to your financial statements how you have accounted for this put contract.

Response:

The information in this response is being provided subject to a request for confidential treatment. [***]

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

[***] Certain portions of this response have been omitted pursuant to a confidential treatment request.

Securities and Exchange Commission

May 30, 2014

Further, the Registrant respectfully informs the Staff that the accounting for this put option was subject to a prior comment letter from the Staff in 2006 regarding Fiat’s 2005 Form 20-F. The following discussion is consistent with that prior response.

The Registrant respectfully informs the Staff supplementally and, pursuant to a request for confidential treatment request noted above, that prior to 1999, Teksid was a wholly-owned subsidiary of Fiat engaged in the foundry business. In 1999, Renault sold its metallurgical business to Teksid in exchange for newly issued Teksid shares. As a result of this transaction, Teksid was 33.5 percent owned by Renault and 66.5 percent owned by the Fiat Group. As disclosed in the Group’s Note concerning Non-controlling interest, as part of the agreement, Fiat granted Renault a contingent written put option whereby Renault had the ability to sell its non-controlling interest in Teksid to Fiat if any of the following events occurred:

•	Fiat’s failure to perform any material obligation under the agreement or Fiat’s admission to receivership or any other redressement (insolvency) procedure;

•	Renault’s interests in Teksid’s share capital falls below 15 percent or Teksid decides to make a major investment outside the foundry sector; or

•	The Fiat Group is acquired by another car manufacturer.

The exercise price of the option is established as follows:

•	For the shares representing a 6.5 percent interest in Teksid, the initial investment price increased by a given interest rate.

•	For the remaining shares, the pro rata share of Teksid’s net equity at the exercise date.

The option has no expiration date. Neither party is contractually obligated to fund losses incurred by Teksid. However, due to the strategic nature of Teksid’s operations, and due to losses incurred by Teksid since 1999, Fiat made certain capital infusions in Teksid in 2004 and in 2005, thereby diluting the Renault’s ownership interest to 15.2 percent in 2005 and increasing Fiat’s ownership interest to 84.79 percent.

[***]

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.

[***] Certain portions of this response have been omitted pursuant to a confidential treatment request.

Securities and Exchange Commission

May 30, 2014

Accounting for the Chrysler business combination, page F-47

62.	We note your disclosure on page F-48 which details the identifiable assets acquired and identifiable liabilities assumed in the acquisition of Chrysler and their related acquisition date fair values. For each significant asset and liability category, please revise to disclose the method and assumptions that were used to determine the fair value amounts of the related assets/liabilities. Your revised disclosure should also include the nature and amount of each type of intangible asset acquired and the related useful lives assigned and how the amounts and useful lives were calculated and determined.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-90 to F-94 of the Amended Draft Registration Statement.

Note 8. Other unusual income/(expenses), page F-53

63.	We note your disclosure that for 2013 other unusual charges also include a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2022-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee. Given that your disclosure related to Cost of Sales on page F-28 and Note 2, and in MD&A, indicates that cost of sales includes warranty and product-related costs, please explain to us why you believe it is appropriate to classify these costs as Other Unusual Income/(Expenses).

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Securities and Exchange Commission

May 30, 2014

Response:

The Registrant respectfully advises the Staff that the €115 million charge recorded as an unusual expense in 2013 (related to the voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee) due to the significance and magnitude of the voluntary warranty campaign. By nature these costs are infrequent, difficult to predict and have the potential to vary significantly in amount. Accordingly, for comparability reasons, as set out in the response to comment 59, reporting these items as unusual meets both the requirements of paragraphs 85 through 87 of IAS 1 and the principles underlying IAS 1, which include the provision of meaningful and relevant information on the financial performance of the Registrant to users of our consolidated financial statements. The Registrant notes that these items were reported as components of operating profit, represented by EBIT on the Consolidated income statement, as discussed in the response to comment 55.

64.	We note your disclosure that other unusual expenses in 2013 includes write-downs of €272 million as a result of the rationalization of architectures associated with the new product strategy, particularly for the Alfa Romeo, Maserati and Fiat brands; in particular, €226 million related to development costs and €46 million related to tangible assets. Please explain to us why you believe it is appropriate to classify these charges as “other unusual expenses” on the income statement.

Response:

The Registrant respectfully advises the Staff that the write-downs referred to by the Staff were recorded in connection with the Group’s development and implementation of a new product strategy in response to the continued crisis in the European car industry. The Group’s strategy includes leveraging its historical premium brand heritage (e.g., Alfa Romeo and Maserati), re-aligning its product portfolio, retooling its European manufacturing capacity and repositioning the business for the future. In order to regain profitability in the EMEA region, the Group planned to align its product portfolio towards higher margin premium vehicles and to utilize the EMEA production base to develop the Group’s global brands (Alfa Romeo, Maserati, Jeep and the Fiat 500 family).

The Registrant notes that product performance is continually assessed and decisions are taken on a regular basis. These changes in product strategy giving rise to the 2013 write-downs differ from those related to product performance because they resulted from a wider change in the Group’s strategy (as opposed to impairments resulting from underperformance of a particular vehicle or vehicle design or other reasons not related to a change in the Group’s strategy). Accordingly, for comparability reasons, as set out in the response to comment 59, reporting these items as unusual meets both the

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requirements of paragraphs 85 through 87 of IAS 1 and the principles underlying IAS 1, which include the provision of meaningful and relevant information on the financial performance of the Registrant to users of its consolidated financial statements. The Registrant notes that these items were reported as components of operating profit, represented by EBIT on the Consolidated income statement, as discussed in the response to comment 55.

65.	We note your disclosure that other unusual expenses in 2011 included €220 million related to the revaluation of the inventories of Chrysler on initial consolidation as the consequence of measuring the identifiable assets acquired and identifiable liabilities assumed at fair value. Please explain to us why you believe it is appropriate to record this expense as part of other unusual expense, rather than cost of sales. We also note that in 2011 other unusual expenses included the write-down of goodwill by €224 million, of development costs by €161 million, and of certain property, plant and equipment by €307 million, related to the strategic realignment of the manufacturing and commercial activities of Fiat with those of Chrysler. Please explain to us why you believe it is appropriate to classify these charges as “other unusual expenses.”

Response:

The Registrant respectfully notes that due to Chrysler’s rotation of inventories, all of its revaluation on initial consolidation, as the consequence of measuring the identifiable assets acquired and identifiable liabilities assumed at fair value, impacted negatively the 2011 Group’s results. Given the nature of the business combination, it was considered infrequent and such revaluation was only incidentally related to the ordinary activities of the Group. The Group therefore classified such cost as unusual expenses on the consolidated income statement. Accordingly, for comparability reasons, as set out in the response to comment 59, reporting these items as unusual meets both the requirements of paragraphs 85 through 87 of IAS 1 and the principles underlying IAS 1, which include the provision of meaningful and relevant information on the financial performance of the Registrant to users of the Group’s consolidated financial statements. The Registrant notes that these items were reported as components of operating profit, represented by EBIT on the Consolidated income statement, as discussed in the response to comment 55.

With respect to the Staff’s comment relating to the write-downs in 2011 of Goodwill by €224 million, of Development costs by €161 million, and of certain Property, plant and equipment by €307 million, the Registrant notes that these write-downs resulted from an assessment of the effects of a convergence towards the use of a reduced number of common platforms, a process which was accelerated following obtaining control of Chrysler. As discussed in the response to comment 59 and clarified on page F-49 of the Amended Draft Registration Statement, impairments resulting from changes in the

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Group’s strategy, such as the consolidation and integration with a company of the size of Chrysler (as opposed to impairments resulting from underperformance of a particular vehicle or vehicle design or other reasons not related to a change in the Group’s strategy) are not expected to occur frequently and are difficult to predict. Accordingly, for comparability reasons, as set out in the response to comment 59, reporting these items as unusual meets both the requirements of paragraphs 85 through 87 of IAS 1 and the principles underlying IAS 1, which include the provision of meaningful and relevant information on the financial performance of the Registrant to users of our consolidated financial statements. The Registrant notes that these items were reported as components of operating profit, represented by EBIT on the Consolidated income statement, as discussed in the response to comment 55.

Note 10. Tax income/(expenses), page F-56

66.	We note from the reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate enacted in Italy for IRES, and income taxes recognized, that in 2011 “other differences” increased the tax expense by €114 million. Please tell us, and revise to disclose the nature of any significant items included in this amount.

Response:

The Registrant respectfully advises the Staff that “other differences” of €114 million in 2011 included in the reconciliation referred to includes €73 million relating to unrecoverable withholding tax and other miscellaneous items, which are immaterial both individually and in the aggregate. The unrecoverable withholding tax mainly related to royalties paid by Brazil and dividends receipts from foreign subsidiaries. In response to the Staff’s comment, the Registrant has revised the disclosure on page F-100 of the Amended Draft Registration Statement.

Note 12. Earnings per share, page F-60

67.	Please revise Note 12 to include a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share for each period presented in your financial statements. Refer to the guidance outlined in paragraph 70(b) of IAS 33. Also, please revise to disclose any instruments (i.e., contingently issuable shares) that could potentially dilute basic earnings per share in the future but that were not included in the calculation of diluted earnings per share for the periods presented because they are antidilutive for the periods presented. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

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Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-105 of the Amended Draft Registration Statement.

Note 14. Other intangible assets, page F-65

68.	We note your disclosure that during 2013 and 2012, €2,042 and €2,138 million of development costs were capitalized, consisting primarily of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs in NAFTA and EMEA segments. Please explain to us the difference between the costs considered “development costs” and those considered “development costs internally generated.” Also, please explain to us how you ensure that the internally generated development costs that are capitalized meet the criteria in paragraph 57 of IAS 38.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-109 of the Amended Draft Registration Statement. The Registrant respectfully informs the Staff that “Development costs” represents costs incurred in development activities conducted by third-parties, such as research organizations, universities or other agencies whereas “Development costs internally generated” relates to internal activities conducted by the Group. According to paragraph 118 of IAS 38 the Group distinguished between internally generated intangible assets and other intangible assets in its consolidated financial statements.

Development programs include new vehicle platforms, technologies and components and are usually divided into three stages: (a) preliminary stage, (b) technical development stage, and (c) production stage.

Costs incurred during the preliminary stage are generally expensed as research costs. The technical development stage starts with development approval from the product committee and continues until the start of production.

The Group considers that development programs meet the criteria in paragraph 57 of IAS 38 when the product committee issues the approval. This approval contains:

•	the description of the products to which the development program refers or over which it will be used;

•	the program’s positioning in the Group’s product plan approved by senior management;

•	a technical description of the technology or components;

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•	the existing market for the program;

•	the business plan of the project showing the expected profitability of the product for its life cycle; and

•	if applicable, references to the filing with regulatory authorities regarding intellectual property rights associated with the program.

The Group has implemented time-tracking and costing systems for all development programs in order to obtain reliable information for costs incurred relating to such programs. The Group capitalizes all direct and indirect costs that are attributable to the development program starting from the product committee approval until the production stage. All development costs are monitored by specific functions on a monthly-basis.

69.	We note your disclosure that in 2013, to reflect the new product strategy, you wrote-down certain Development costs by €250 million which mainly includes €151 million for the EMEA segment, €32 million for the LATAM segment and €65 million for Maserati in connection with development costs on new Alfa Romeo, Fiat and Maserati products, which have now been switched to new platforms considered technologically more appropriate, with €226 million of these costs recognized as other unusual expenses. We also note that in 2011 €161 million of development costs written off in connection with the convergence towards the use of a reduced number of platforms common to Fiat and Chrysler were reflected in other unusual income (expense) in your statement of operations. Please tell us why these charges are included in other unusual expenses, rather than as part of research and development costs. In this regard, it appears from the detail in Note 4, that the write-down of certain development costs previously capitalized are classified as research and development expenses on the income statement.

Response:

With respect to the Staff’s comment relating to €226 million of developments costs written-off in connection with the Group’s development and implementation of a new product strategy in response to the continued crisis in the European car industry and recognized as unusual expenses, the Registrant respectfully refers the Staff to the response to comment 64.

With respect to the Staff’s comment relating to €161 million of development costs written-off in connection with the integration of Fiat and Chrysler and recognized as unusual expenses, the Registrant respectfully refers the Staff to the response to comment 65.

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The Registrant respectfully advises the Staff that write-downs of capitalized development costs are classified as research and development costs when they result from the underperformance of a particular vehicle or vehicle design or other reasons not related to a change in the Group’s strategy.

Note 17. Inventories, page F-73

70.	We note from the disclosure on page F-74 that the amount of inventory write-downs recognized as an expense during 2013 and 2012 was €571 million and €625 million, respectively. Please revise Note 17 to explain where these inventory write-downs were reflected in your consolidated statement of operations.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-118 of the Amended Draft Registration Statement.

Note 24. Share-based compensation, page F-88

Share-Based Compensation Plans Issued by Chrysler, page F-91

71.	We note your disclosure that the fair value of each unit issued under the Chrysler plans is based on the fair value of Chrysler’s membership interests. You also disclose the significant assumptions used in the contemporaneous calculation of fair value at each issuance date and for each period. Please revise to disclose the per unit fair value of a Chrysler Group Unit and to disclose whether there was any discount applied for lack of marketability.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-136 of the Amended Draft Registration Statement.

Note 26. Other provisions, page F-102

72.	We note that your disclosure in Note 26 presents the activity occurring during the year in each major provision included in the “other provisions” line item on the balance sheet. We also note that you present “other risks” as a single class of provision in this table. We further note that you disclose the types of provisions included in this “other risk” amount below the table, however you do not present the activity occurring during the year for these other risks. Please tell us why you believe it is appropriate to aggregate these items as a single class of provision under paragraph 87 of IAS 37. Please advise or revise to separately present any of the risks that are not considered similar, in the table which details the rollforward activity in the account.

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Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-146 to F-148 of the Amended Draft Registration Statement.

Note 29. Other Current Liabilities, page F-111

73.	We note your disclosure that deferred revenue also includes €214 million deferred income arising from the donation of a land from the State of Pernambuco that will be recognized in the Income Statement starting from the entering into activity of the plant. Please explain to us how you determined the value of the land and why you believe it is appropriate to record deferred revenue in exchange for the land. Also, please tell us and explain in further detail in Note 29 how and when you expect to recognize the deferred income in your income statement.

Response:

The Registrant respectfully advises that the fair value of the land was determined based on an independent third party appraisal of the specified land. As part of the agreement with the State of Pernambuco, the Group committed to fulfill certain obligations over a period of time in exchange for the land. In accordance with paragraph 12 of IAS 20, the government grant is recognized in profit or loss over the periods in which the Group recognizes as expense the related costs for which the grants are intended to compensate. Presently the significant efforts to comply with the obligations related to the grant are focused on meeting those targets related to the construction of assets on the granted land. The Group expects to recognize deferred income in the consolidated income statement only once the constructed assets are placed in service and as the costs of meeting the obligation are recognized in the consolidated income statement in accordance with paragraph 18 of IAS 20.

Note 30. Fair value measurement, page F-112

74.

We note that your disclosure about fair value measurements focuses on assets and liabilities measured at fair value or not measured at fair value on a recurring basis. Please revise to include the disclosures required by paragraphs 91 through 93 of IFRS 13 for those assets measured at fair value on a non-recurring basis, such as tangible and intangible assets that have been impaired. In particular, please revise to include the fair value measurement at the end of the reporting period for all non-recurring fair value measurements, and the reasons for the measurement. Your

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disclosure should also include the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2 or 3) and for those categorized within Level 3 of the fair value hierarchy, a description of the valuation processes used by the entity (including, for example, how you decide your valuation policies and procedures and analyses changes in fair value measurements from period to period). Please revise accordingly.

Response:

The Registrant respectfully advises the Staff that the disclosure required by paragraphs 91 through 93 of IFRS 13 have not been included on the basis that assets and liabilities measured at fair value on a non-recurring basis comprise the following:

i.	assets held for sale that have been impaired to fair value less costs to sell: for all years presented these items and any associated impairments were determined to be immaterial (total assets held for sale amounted to €9 million, €55 million and €66 million at December 31, 2013, 2012 and 2011 respectively); and

ii.	tangible and intangible assets that have been impaired: such assets have been impaired to value in use, which management concluded to be higher than fair value less costs to sell.

In response to the Staff’s comment, the Registrant has revised its disclosures in the consolidated financial statements on page F-74 of the Amended Draft Registration Statement to clarify that impairments in tangible and intangible assets were determined based on value in use.

Note 32. Explanatory notes to the Statement of cash flows, page F-119

75.	We note your disclosure that the cash flows generated by the sale of vehicles under buyback commitments and GDP vehicles, net of the amounts included in Profit/(loss) for the year, are included under operating activities in a single line item which includes changes in working capital arising from these transactions. Please provide us the gross amounts of cash flows related to these items and explain to us why you believe it is appropriate to present these amounts on a net basis in the statement of cash flows.

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Response:

The Registrant respectfully informs the Staff that buy-back commitments and GDP vehicles are vehicle sales agreements under which the Group guarantees the residual value or otherwise assumes the responsibility for the minimum resale value of the vehicle. New vehicles sales under these agreements are not recognized at the time of delivery but are accounted for similar to an operating lease.

The cost of vehicles sold with a buy-back commitment is recognized as Inventory, since these agreements generally have a short term buy-back commitment (i.e., less than one year). The difference between the carrying amount of the relevant vehicles (corresponding to their manufacturing cost) and their estimated resale value (net of refurbishing costs) at the end of the buy-back period is charged to income on a straight-line basis over the buy-back or GDP period. The initial sale price received is recognized as an advance payment (liability). The difference between the initial sale price and the buy-back price is recognized as operating lease revenue on a straight-line basis over the duration of the buy-back commitment, with the related liability correspondingly decreasing.

The Group presents all changes in short term payables, receivables and inventory in the line item Changes in working capital. Based on the above, for sales with a buy-back commitment or GDP sales, the effects arising from the transaction should impact Cash flows from operating activities, and more specifically, the line item Changes in the working capital (inventory, payables) of the company, except for the non-cash items arising from the rental income and for the difference between the manufacturing cost and estimated resale value recognized over the buy-back or the GDP period that are discussed below.

No cash flows arise from the recognition of revenues from lease installments (since the entire sales price is already paid by the customer) and the straight-line charge to income relating to the reduction in value of the vehicle recognized in Inventory. Ordinarily, these non-cash items would be presented as non-cash reconciling items in the cash flow statement to reconcile net income to cash generated from operations. However, these non-cash items are offset by the same change in working capital (or change in items sold with a buy-back agreement and GDP vehicles) during the period within the Cash flows from operating activities. The Group does not believe that it would be beneficial to users of the financial statements to separate these non-cash movements within the reported cash flows from operations and believes that it is more meaningful to present the entire impact of the buy-back commitment separate from Changes in working capital and from other line items with an impact on cash flow from operations.

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The Registrant respectfully informs the Staff that the gross amounts included within this line item are as follows:

	For the year ended December 31
	2013	2012	2011
	(€ million)
Change in Inventory	(343)	402	169
Change in Other payables	436	(463)	(259)

Changes in items due to buy back commitments and GDP vehicles	93	(61)	(90)

Note 34. Segment reporting, page F-124

76.	We note from your segment disclosures that it appears you use both Trading Profit/Loss and EBIT as segment measures. Please note that paragraph 26 of IFRS 8 indicates that if the chief operating decision maker uses more than one measure of an operating segment’s profit or loss, the segment’s assets or the segment’s liabilities, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements. Please tell us and revise to clearly disclose the measure used by chief operating decision maker for purposes of assessing segment performance that is most consistent with that used in measuring the corresponding amounts in your financial statements.

Response:

The Registrant advises the Staff that EBIT is the primary metric used by the chief operating decision maker to assess the performance of and allocate resources to our operating segments.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-49 and F-168 of the Amended Draft Registration Statement.

Note 36. Subsequent events, page F-133

77.	We note your disclosure that in January 2014 you acquired the remaining 41.5% ownership interest in Chrysler in consideration for cash payments to the VEBA Trust and Chrysler members. Please revise to disclose how you have accounted for this transaction in your financial statements. We also note that on January 21, 2014, you entered into an agreement with the UAW in which Chrysler agreed to make payments to the VEBA Trust totaling U.S. $700 million to be paid in four equal annual installments. Please explain to us and revise Note 36 to disclose how you are accounting for this transaction under IFRS. Also, please revise to disclose the amount of such payments in Euros, your reporting currency. Your discussion of this matter included on page 159 of MD&A should be similarly revised.

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Response:

The Memorandum of Understanding with the UAW (the “MOU”) in which Chrysler agreed to make payments to the VEBA Trust totaling U.S.$700 million was executed and delivered concurrently with the closing of the Equity Purchase Agreement in which Fiat North America LLC (“FNA”) acquired the remaining approximately 41.5 percent non-controlling interest in Chrysler held by the VEBA Trust. As the transactions were executed concurrently among related parties, the agreements were accounted for as a single commercial transaction with multiple elements. As such, the aggregate fair value of the consideration paid on January 21, 2014 (the “transaction date”) under the MOU and the Equity Purchase Agreement was allocated on a relative fair value basis to the various elements obtained by Fiat and Chrysler in those agreements.

The aggregate fair value of the consideration paid under the MOU and the Equity Purchase Agreement was $4,624 (€3,411 on the transaction date), which was composed of the following:

•	Chrysler’s commitments to make four annual payments to the VEBA Trust of $175 million each commencing on January 21, 2014, with a fair value of $672 million (€497 million on the transaction date);

•	A special distribution from Chrysler of $1,900 million (€1,404 million on the transaction date), which served to fund a portion of the transaction;

•	Cash payment from FNA of $1,750 million (€1,287 million on the transaction date); and

•	Fulfillment of options for an approximately 10 percent ownership interest in Chrysler held by the VEBA Trust, that had been previously exercised by FNA but the terms of which were disputed by the VEBA Trust and were subject to ongoing litigation, with an estimated fair value on the transaction date of $302 million (€223 million).

The fair value of Chrysler’s commitments to make payments to the VEBA Trust of $672 million (€497 million on the transaction date) was determined using a discount rate that reflects Chrysler’s non-performance risk over the payment period as of the transaction date.

The fair value of the disputed options of $302 million (€223 million on the transaction date) was the estimated transaction date intrinsic value of the options, which was the difference between:

•	The estimated exercise price for the disputed options encompassed in the Equity Purchase Agreement of $650 million, and

•	The estimated fair value of an approximately 10 percent non-controlling ownership interest in Chrysler of $952 million.

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The exercise price for the disputed options was originally calculated by FNA pursuant to the formula set out in the option agreement between FNA and the VEBA Trust. The VEBA Trust disputed the calculation of the exercise price, which ultimately led to litigation between the two parties regarding interpretation of the call option agreement. The dispute primarily related to four elements of the calculation. During the ensuing litigation, the court ruled in FNA’s favor on two of the four disputed elements of the calculation. The court requested an additional factual record be developed on the other two elements, a process that was ongoing at the time the Equity Purchase Agreement was executed and consummated.

The dispute between FNA and the VEBA Trust over the previously exercised options was settled pursuant to the Equity Purchase Agreement, effectively resulting in the fulfillment of the previously exercised options. Given that there was no amount explicitly agreed to by FNA and the VEBA Trust in the Equity Purchase Agreement for the settlement of the previously exercised options, management estimated the exercise price encompassed in the Equity Purchase Agreement taking into account the judgments rendered by the court to date on the litigation and a settlement of the two unresolved elements. Based on the nature of the two unresolved elements, management estimated the exercise price to be between U.S.$600 million (€444 million at the transaction date) and U.S.$700 million (€518 million at the transaction date). Given the uncertainty inherent in court decisions, it was not possible to pick a point within that range that represented the most likely outcome. As such, management believed the mid-point of this range, U.S. $650 million (€481 million at the transaction date), represented the appropriate point estimate of the exercise price encompassed in the Equity Purchase Agreement.

Since there was no publicly observable market price for Chrysler’s membership interests, the fair value as of the transaction date of the approximately 10 percent non-controlling ownership interest in Chrysler was determined based on the range of potential values determined in connection with the initial public offering (“IPO”) that Chrysler was pursuing at the time the Equity Purchase Agreement was negotiated and executed, which was corroborated by a discounted cash flow valuation that estimated a value near the mid-point of the range of potential IPO values. Management has concluded that the midpoint of the range of potential IPO value provided the best evidence of the fair value of Chrysler’s membership interests at the transaction date as it reflects market input obtained during the IPO process, thus providing better evidence of the price at which a market participant would transact consistent with the objectives of IFRS 13, the accounting guidance on fair value measurements.

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The potential IPO values for 100 percent of Chrysler’s equity on a fully distributed basis ranged from $10.5 billion to $12.0 billion. Management concluded the mid-point of this range, $11.25 billion, was the best point estimate of fair value. The IPO value range was determined using earnings multiples observed in the market for publicly traded US-based automotive companies using the key assumptions discussed below. This fully distributed value was then reduced by 15 percent for the expected discount that would have been realized in order to complete a successful IPO for the minority interest being sold by the VEBA Trust. This discount was estimated based on the following factors that would have affected the price of Chrysler’s equity in an IPO transaction:

•	Fiat held a significant controlling interest and had expressed the intention to remain and act as the majority owner of Chrysler. The fully diluted equity value, which is the starting point for the valuation discussed above, does not contemplate the perpetual nature of the non-controlling interest that would have been offered in the IPO or the significant level of control that Fiat would have exerted over Chrysler. This level of control creates risk to a non-controlling shareholder that Fiat would make decisions to maximize its value in a manner that would not necessarily maximize value to non-controlling shareholders, which Fiat had indicated was its intention.

•	The fully distributed equity value contemplates an active market for Chrysler’s equity, which did not exist for Chrysler’s membership interests. The IPO price represents the creation of the public market, which would have taken time to develop into an active market. The estimated price that would be received in an IPO transaction reflects the fact that Chrysler’s equity was not yet traded in an active market.

As the expected discount rate that would have been realized in order to complete a successful IPO represented a market-based discount that would have been reflected in an IPO price, management concluded it should be included in the measurement at the transaction date between a willing buyer and willing seller under the principles in IFRS 13.

The other significant assumptions management used in connection with the development of the fair value of Chrysler’s membership interests discussed above included the following:

•	Inputs derived from Chrysler’s long-term business plans in place at the time the Equity Purchase Agreement was negotiated and executed, including:

•	An estimated 2014 Earnings before interest, tax, depreciation, amortization, pension and OPEB payments (EBITDAPO); and

•	An estimate of net debt, which is composed of debt, pension obligations and OPEB obligations of Chrysler, offset by any expected tax benefit arising from payment of obligations and cash on hand; and

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•	An EBITDAPO valuation multiple based on observed multiples for other US-based automotive manufacturers, adjusted for differences between those manufacturers and Chrysler.

The previously exercised disputed options were historically carried at cost, which was zero, in accordance with the guidance in paragraphs AG 80 and AG81 of IAS 39 as the options were on shares that did not have a quoted market price in an active market and as the interpretation of the formula required to calculate the exercise price on the options was disputed and was subject to ongoing litigation. Upon consummation of the transactions contemplated by the Equity Purchase Agreement, the fair value of the underlying equity and the estimated exercise price of the options, at that point, became reliably estimable. As such, on the transaction date, the options were remeasured to their fair value of U.S. $302 million (€223 million at the transaction date), which resulted in a corresponding non-taxable gain in Other unusual income / (expenses). The Group has classified this item in Other unusual income / (expenses) because it relates to the acquisition of non-controlling interest and is expected to occur infrequently.

The aggregate fair value of the consideration discussed above was allocated on a relative fair value basis to the elements obtained by Fiat and Chrysler, which were composed of the following:

•	An approximately 41.5 percent non-controlling ownership interest in Chrysler acquired by Fiat from the VEBA Trust. The estimated fair value of this element was U.S.$3,965 million (€2,931 million on the transaction date), which was determined using the valuation methodology discussed above, and

•	The UAW’s contractually binding and legally enforceable commitments to Chrysler under the MOU. The estimated fair value of this element was U.S.$672 million (€497 million on the transaction date). This value was determined based on the future cost savings management estimated will be realized as a result of the legally enforceable commitments Chrysler received from the UAW to support Chrysler in achieving its long-term business plans in place at time the MOU was executed and the continued implementation of World Class Manufacturing programs. These estimated future cost savings were discounted at a 10 percent discount rate.

Based on the estimated fair values noted above, U.S.$3,953 million (€2,916 million on the transaction date) was allocated to the approximately 41.5% non-controlling interest in Chrysler that FNA acquired from the VEBA Trust and U.S.$670 million (€495 million on the transaction date) was allocated to the UAW’s legally enforceable commitments obtained by Chrysler under the MOU.

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The Registrant advises the Staff that the above accounting has been disclosed in the Section –“Non-controlling interests,” as well as Notes 7 and 26 of the Group’s Consolidated Interim Financial Statements included in the Amended Draft Registration. Additionally, the Registrant has revised the disclosure on page 180 of the Amended Draft Registration Statement.

Item 21. Exhibits and Financial Statement Schedules, page II-1

78.	Please file all material agreements pursuant to Item 601 of Regulation S-K evidencing each as exhibits to your amended draft registration statement, including the Senior Secured Loan Facility, including the Tranche B Term Loan and Revolving Credit Facility; the Global Medium Term Note Program; the three-year syndicated line of credit disclosed on page F-109; and the Master Private Label Financing Agreement between Chrysler Group LLC and Santander Consumer USA Inc. Alternatively, explain to us why you believe a particular agreement is not material to you.

Response:

The Registrant respectfully submits that the Group has no material agreements that are required to be filed pursuant to Item 601 of Regulation S-K, including all of the agreements mentioned above, which the Registrant believes are not covered by the filing requirements of Items 601(b)(4) and 601(b)(10). Item 601(b)(4)(iii)(A) permits the exclusion of any instrument with respect to long-term debt not being registered if the total amount of securities authorized does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis. Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the registration statement. Item 601(b)(10)(ii)(B) clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by a reporting company, it will be deemed to be made in the ordinary course of business, and therefore need not be filed, unless the agreement is one upon which a registrant’s business is substantially dependent.

The Senior Secured Loan Facility (including the Tranche B Term Loan and Revolving Credit Facility), the Term Loan Credit Facility, the Global Medium Term Note Program and the three-year syndicated line of credit disclosed on page F-153 fall into the permitted exclusion of Item 601(b)(4) and need not be filed as exhibits. The Registrant respectfully advises the Staff that the total amount of securities authorized under each of the Senior Secured Loan Facility, the Term Loan Credit Facility and the three-year syndicated line is less than 10 percent of the total assets of the Group. While the total amount of securities authorized under the Global Medium Term Note Program as a whole does exceed 10 percent of the total assets of the Registrant, the total amount of securities authorized under each series of the Global Medium Term Note Program is significantly less than 10 percent of the total assets of the Group. Therefore, the notes issued under the

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Securities and Exchange Commission

May 30, 2014

Global Medium Term Note Program do not need to be filed. Therefore, the Registrant respectfully submits that none of the aforementioned agreements are required to be filed as exhibits pursuant to Item 601(b)(4). Further, the Registrant does not believe that any of the Senior Secured Loan Facility, the Term Loan Credit Facility, the Global Medium Term Note Program and the three-year syndicated line of credit are required to be filed under Item 601(b)(10) because, although not entered into in the ordinary course, they are not individually material to the Group.

Additionally, the Registrant does not believe that the Master Private Label Financing Agreement between Chrysler Group LLC and Santander Consumer USA Inc. (the “SCUSA Agreement”) is required to be filed as an exhibit pursuant to Item 601(b)(10). The SCUSA Agreement provides a general framework for dealer and consumer financing related to Chrysler vehicles. Under the Agreement, SCUSA is entitled to only limited exclusivity relating to certain of Chrysler’s retail financing rate subvention programs, which is subject SCUSA maintaining price competitiveness based on market benchmark rates to be determined through a steering committee process as well as minimum approval rates. Since the SCUSA Agreement does not provide exclusive financing rights, Chrysler does not have significant financial obligations to SCUSA that would cause the SCUSA Agreement to be material to the Registrant. Since the SCUSA agreement is not material to the Group and is not an agreement upon which the Registrant’s business is substantially dependent, the Registrant respectfully submits that the SCUSA Agreement does not meet the requirements of Item 601(b)(10) and therefore is not required to be filed as an exhibit.

Undertakings, page II-2

79.	Please include the undertaking in Item 512(h) of Regulation S-K.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page II-2 of the Amended Draft Registration Statement.

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Securities and Exchange Commission

May 30, 2014

*    *    *

Any questions or comments with respect to the Draft Registration Statement and the Amended Draft Registration Statement may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to Scott D. Miller by email and facsimile (212-291-9101) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

cc:	Sonia Bednarowski

Linda Cvrkel

Clair Erlanger

(Securities and Exchange Commission)

Richard K. Palmer

Alessandro Gili

Giorgio Fossati

(Fiat S.p.A.)

CONFIDENTIAL TREATMENT REQUESTED BY FIAT INVESTMENTS N.V.